Exhibit 99.1

AKANDA CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO BE HELD ON NOVEMBER 22, 2022

AND

MANAGEMENT INFORMATION CIRCULAR

November 1, 2022

AKANDA CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS (the "Notice")

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") of Akanda Corp. (the "Corporation") will be held at the offices of Dentons UK and Middle East LLP at 1 Fleet Pl, London EC4M 7RA, United Kingdom on Tuesday, November 22, 2022 at 2:00 p.m. (London time).

The Meeting is being held for the following purposes:

a)	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2021, together with the auditors' report thereon;

b)	to elect the directors of the Corporation for the ensuing year;

c)	to reappoint BF Borgers CPA PC as the auditors of the Corporation for the ensuing year and to authorize the audit committee of the board of directors of the Corporation (the "Board") to fix their remuneration and terms of engagement;

d)	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution ratifying and confirming By-Law No. 2 of the Corporation, setting advance notice requirements for nominations of directors by shareholders;

e)	to consider and, if deemed appropriate, pass a special resolution, the full text of which is set out in the Information Circular (as defined below), approving one or more amendments to the articles of the Corporation for one or more future consolidations of the Corporation's issued and outstanding Common Shares on the basis of consolidation ratios to be selected by the board of directors of the Corporation within a range between 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share and 100 pre-consolidation Common Shares for one (1) post-consolidation Common Share, provided that, (A) the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-consolidation Common Shares for one (1) post-consolidation Common Share, and (B) such consolidations occurs prior to the earlier of the 12 month anniversary of the Meeting and the next annual meeting of Shareholders; if, and at such time(s) following the date of the Meeting, as may be determined by the board of directors of the Corporation in its sole discretion, as more particularly described in the Information Circular;

f)	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution confirming and approving the twenty percent (20%) evergreen equity incentive plan of the Corporation; and

g)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The accompanying information circular (the "Information Circular") provides additional information relating to each of the matters to be addressed at the Meeting. Shareholders are directed to read the Information Circular carefully and in full to evaluate the matters to be considered at the Meeting.

The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is November 4, 2022 (the "Record Date"). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

- ii -

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the "Proxy") for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Information Circular. The Corporation's transfer agent recommends that shareholders vote in advance of the Meeting.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares.

DATED at Toronto, Ontario this 1st day of November, 2022.

BY ORDER OF THE BOARD

(signed) "Tejinder Virk"

Chief Executive Officer and Director

- iii -

AKANDA CORP.
("Akanda" or the "Corporation")

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Information Circular") is dated November 1, 2022 and is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation ("Management") for use at the annual general and special meeting (the "Meeting") of shareholders of the Corporation (the "Shareholders") to be held at the offices of Dentons UK and Middle East LLP at 1 Fleet Pl, London EC4M 7RA, United Kingdom on Tuesday, November 22, 2022 at 2:00 p.m. (London time) for the purposes set out in the notice of Meeting (the "Notice") accompanying this Information Circular.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost to the Corporation. In some instances, the Corporation has distributed copies of the Notice, the Information Circular, and the accompanying form of proxy (the "Proxy", and collectively with the Notice and Information Circular, the "Documents") to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively "Intermediaries", and each an "Intermediary") for onward distribution to Shareholders whose common shares in the capital of the Corporation (the "Common Shares") are held by or in the custody of those Intermediaries ("Non-registered Shareholders").

Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries.

Non-registered Shareholders who have received the Documents from their Intermediary should, other than as set out herein, follow the directions of their Intermediary with respect to the procedure to be followed for voting at the Meeting. Generally, Non-registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to the Corporation's registrar and transfer agent, Endeavor Trust Corporation; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by the Intermediary.

If you are a Non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from your Intermediary in accordance with applicable securities regulatory requirements. By choosing to send the Documents to you directly, the Corporation (and not your Intermediary) has assumed responsibility for (i) delivering the Documents to you, and (ii) executing your proper voting instructions.

Appointment of Proxyholders

The persons named in the enclosed Proxy are directors and/or officers of the Corporation. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE PERSON[S] DESIGNATED IN THE PROXY either by striking out the names of the persons designated in the Proxy and by inserting the name of the person or company to be appointed in the space provided in the Proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Endeavor Trust Corporation by: (i) mail or hand delivery to Endeavor Trust Corporation at 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4; or (ii) by fax at 604-559-8908. Alternatively, you may vote by Internet at www.eproxy.ca and clicking "Vote". All instructions are listed on the enclosed Proxy. Your proxy or voting instructions must be received in each case no later than 2:00 p.m. (London time) on November 18, 2022 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the beginning of any adjournment to the Meeting.

Revocation of Proxy

A Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof at which the proxy is to be used:

(a)	by an instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing and either delivered to the attention of the Corporate Secretary of the Corporation c/o Endeavor Trust Corporation, 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4;

(b)	by delivering written notice of such revocation to the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) thereof, or

(c)	in any other manner permitted by law.

Voting of Proxies and Discretion Thereof

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed Proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE RE-APPOINTMENT OF BF BORGERS CPA PC, AS THE AUDITORS OF THE CORPORATION AND FOR THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD TO FIX THE AUDITORS' REMUNERATION AND TERMS OF ENGAGEMENT, FOR THE BY-LAW RESOLUTION AND FOR THE INCENTIVE PLAN RESOLUTION. The Common Shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The enclosed Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote such proxy according to their best judgment.

2

VOTING SECURITIES AND RECORD DATE

The voting securities of the Corporation consist of an unlimited number of Common Shares and an unlimited number of preferred shares (the "Preferred Shares").

Pursuant to the by-laws of the Corporation, a quorum for the transaction of business at the Meeting shall be not less than two person holding or representing by proxy not less than 10% of the votes attached to all shares entitled to be voted at the Meeting.

The close of business on November 4, 2022 will act as the record date (the "Record Date") for the determination of Shareholders entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof. Accordingly, only Shareholders of record on the Record Date are entitled to vote at the Meeting or any adjournment(s) thereof.

The registered holders of Common Shares are shown on the list of Shareholders which is available for inspection during usual business hours at Endeavor Trust Corporation at 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4 and at the Meeting. The list of Shareholders will be prepared not later than ten days after the Record Date. If a person has acquired ownership of shares since that date, he, she or it may establish such ownership and demand, not later than ten days before the Meeting, that his, her or its name be included in the list of Shareholders.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2021, together with the auditors' report thereon and the related management's discussion and analysis (the "MD&A"), will be presented to the Shareholders at the Meeting or any adjournment(s) or postponement(s) thereof for their consideration.

Election of Directors

The articles of the Corporation require a minimum of one and a maximum of ten directors of the Corporation. There are currently five directors of the Corporation. At the Meeting, it is proposed that all five directors currently serving on the board of directors (the "Board") are to be re-elected. The present term of office of each current director of the Corporation will expire at the Meeting.

At the Meeting, management proposes to nominate the following persons for election to the Board: Tejinder Virk, Harvinder Singh, Yuying Liang, Jatinder Dhaliwal and Katharyn Field each to serve as a director of the Corporation until the next meeting of Shareholders at which the election of directors is considered, or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the articles of the Corporation or the Business Corporations Act (Ontario) (the "Act"). The persons named in the accompanying form of Proxy intend to vote for the election of such persons at the Meeting, unless otherwise directed. Management does not contemplate that any of the nominees will be unable to serve as a director of the Corporation.

3

The biographies of the proposed nominees for directors are set out below.

Tejinder Virk | Mr. Virk has served as Akanda's Chief Executive Officer and director since July 2021. Prior to Akanda, Mr. Virk served as the President and Managing Director (Europe) of Khiron Life Sciences (TSX-V: KHRN) (OTC: KHRNF) ("Khiron") from October 2019 to June 2021, where he was responsible for establishing Khiron's medical and consumer packaged goods business in the region. Prior to Khiron, Mr. Virk was Managing Director (Europe) for Canopy Growth Corporation (NASDAQ: CGC) (TSE: WEED) ("Canopy") from January 2019 to September 2019, where he was responsible for driving the multinational expansion of Canopy's European operations. Working with top research doctors in the United Kingdom, Spain, and Germany, he has overseen the launch of multiple medical cannabis products in Europe, including flower for inhalation and oils. Prior to Canopy, Mr. Virk served as the Managing Director of BMO Financial Group (NYSE: BMO) Investment Banking group from June 2004 to December 2018. In that role, Mr. Virk gained extensive cannabis sector M&A experience and has transacted on numerous IPOs and follow-on capital raises for global cannabis companies, including Canopy and Tilray (NASDAQ: TLRY). Mr. Virk received a Bachelor of Applied Science (BASc) in Systems Design Engineering with an Option in Management Sciences from the University of Waterloo in 2004.

Harvinder Singh | Mr. Singh has served as a director of Akanda since June 2022. Mr. Singh studied at Birmingham City University where he received a Bachelor of Arts with Honors in Product Design. Mr Singh's career has spanned over 30 years where he has worked as a CEO, COO and as product director for companies such as Ergolab, Lighting Manufacturing, Transact Network, Heathrow Medical Services among many others. Mr. Singh is regarded highly as a branding expert with a focus on European and far-East markets and has shown on numerous occasions the ability to increase the penetration of products into markets by honing and improving them for individual markets and users. Mr Singh has managed successful wholesale businesses and further applied these skills to create highly successful e-commerce and wholesale importer businesses working with oversea vendors to produce significant revenues in sales as well as transactions.

Yuying Liang | Ms. Liang has served as a director of Akanda since July 2022. Ms. Liang has served as a Principal at Canmore Financial Services, Inc., a company that provides accounting and financial reporting services to public companies, since January 2019. From August 2014 to November 2018, Ms. Liang served as a Senior Accountant at Jackson & Company, a full-service financial accounting firm that provides audit and accounting, taxation and management consulting services to middle market entrepreneurial businesses. Ms. Liang currently serves on the board of directors of Montego Resources Inc., a junior mineral exploration company engaged in the business of acquiring, exploring, and evaluating natural resource properties, Modern Plant Based Foods Inc., a Canadian food company based in Vancouver, British Columbia that offers a portfolio of plant-based products including meat and dairy-free alternatives, soups and vegan snacks, and Ultra Brands Ltd., a Canada-based agriculture-food holdings company that is focused on products and technologies in the food services industry. Ms. Liang was also previously a member of the board of directors of Boundary Gold and Copper Mining Ltd. and Essex Minerals Inc.

Jatinder Dhaliwal | Mr. Dhaliwal has served as a director of Akanda since June 2022. Mr. Dhaliwal is a registered pharmacist, and has significant capital markets experience. Mr. Dhaliwal holds a Bachelor of Pharmacy from the University of British Columbia and a Bachelor of Science in Biology from the University of Victoria. Mr. Dhaliwal has served as CEO and director of multiple publicly traded cannabis companies and has served as a director of a licensed producer and extractor. Mr. Dhaliwal has extensive knowledge in agricultural, medical and pharmaceutical operations. Mr. Dhaliwal is well versed in the cannabis market from seed to sale from cultivating, extracting, manufacturing, and distributing and quality control of cannabis flower, oils, and concentrates. Mr. Dhaliwal is a certified medical cannabis practitioner and has overseen operations of numerous retail and commercial operations and implemented various health protocols and technology advances into health and wellness chains.

4

Katharyn Field | Ms. Field has served as a director of Akanda since June 2022. Ms. Field is currently the Chief Executive Officer of Halo Collective, Inc. (NEO: HALO) (OTCQX: HCANF) ("Halo"). From April 2019 through February 2020, Ms. Field served as Chief Strategy Officer at Halo and from February 2020 until July 2022 Ms. Field served as President at Halo. Ms. Field's resume includes senior positions at notable companies and institutions such as The White House, The Brookings Institution, and Bain & Company. In 2014, Ms. Field entered the cannabis industry and led the procurement, build out, and sale of one of five original vertically integrated companies with state licenses in Florida. Subsequently, Ms. Field operated a strategy consulting practice focused on cannabis and also worked at MariMed in 2018 as Executive Vice President of Corporate Development. Ms. FIeld holds an MBA from Columbia Business School and a BA with honors from Stanford University. Halo, of which Ms. Field is the Chief Executive Officer, holds approximately 41% of the voting securities of Akanda.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the election of each of the aforementioned named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any nominees named above will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

Appointment of Auditors

Shareholders will be requested to re-appoint BF Borgers CPA PC, as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and to authorize the audit committee of the Corporation to fix the auditors' remuneration and the terms of their engagement.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the resolution appointing BF Borgers CPA PC as auditors of the Corporation for the ensuing year and to authorize the audit committee to fix BF Borgers CPA PC's remuneration.

By-Law Resolution

On October 30, 2022, the Board adopted By-Law No. 2 of the Corporation (the "Advance Notice By-Law"), the full text of which is reproduced as Exhibit '1' to Schedule "A" attached hereto. Among other things, this by-law sets a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected or in connection with the election of directors by written resolution and furthermore sets forth the information that a shareholder must include in the notice for it to be valid. This by-law will allow the Corporation to receive adequate prior notice of director nominations, as well as sufficient information on the nominees. The Corporation will thus be able to evaluate the proposed nominees' qualifications and suitability as directors. It will also facilitate an orderly and efficient meeting process.

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution ratifying, confirming and approving the Advance Notice By-Law (the "By-Law Resolution"). To be effective, the By-Law Resolution must be approved by the affirmative vote of not less than a simple majority of the votes cast by the holders of Common Shares present in person or by proxy at the Meeting.

5

The full text of the By-Law Resolution to be considered at the Meeting with respect to the Advance Notice By-Law is set forth in Schedule "A" attached hereto.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the By-Law Resolution.

Approval of Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution (the "Share Consolidation Resolution") authorizing the Board to elect, in its discretion, to direct the Corporation to file one or more articles of amendment (collectively, the "Articles of Amendment") to amend the Corporation's articles in order to effect one or more consolidations (or reverse splits) of the Corporation's issued Common Shares into a lesser number of issued Common Shares (each, a "consolidation" and, collectively, the "Share Consolidation"). The Share Consolidation Resolution will authorize the Board to:

●	select one or more Share Consolidation ratios of between 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share and 100 pre-consolidation Common Shares for one (1) post-consolidation Common Share, provided that, (A) the cumulative effect of the Share Consolidation shall not result in a consolidation ratio that exceeds 100 pre-Share Consolidation Common Shares for one (1) post-Share Consolidation Common Share, and (B) such Share Consolidation occurs prior to the earlier of the 12 month anniversary of the Meeting and the next annual meeting of Shareholders; and

●	file the Articles of Amendment to give effect to the Share Consolidation at the selected consolidation ratio(s).

Background to and Reasons for the Share Consolidation

The Board believes that it is in the best interests of the Corporation to provide the Board with the flexibility to elect to reduce the number of outstanding Common Shares by way of the Share Consolidation. Some of the potential benefits of the Share Consolidation include:

●	Maintaining U.S. Listing. The higher anticipated price of the post-consolidation Common Shares may be required to assist the Corporation in meeting the minimum share price requirements to maintain such a listing.

●	Increased Investor Interest. The current share structure of the Corporation may make it more difficult for the Corporation to attract additional equity financing that may be required or desirable to maintain the Corporation or to further develop its products. The Share Consolidation may have the effect of raising, on a proportionate basis, the price of the Common Shares, which could appeal to certain investors that find shares valued above certain prices to be more attractive from an investment perspective.

●	Reduced Volatility. The higher anticipated price of the post-consolidation Common Shares may result in less volatility as a result of small changes in the share price of the Common Shares. For example, a nominal price movement will result in a less significant change (in percentage terms) in the market capitalization of the Corporation.

6

The Corporation believes that providing the Board with the authority to select within a range of Share Consolidation ratios and to effect the Share Consolidation in one or more consolidations provides the flexibility to implement the Share Consolidation in a manner intended to maximize the anticipated benefits of the Share Consolidation for the Corporation and the Shareholders.

The Share Consolidation is subject to certain conditions, including the approval of the Shareholders and acceptance by the Nasdaq Capital Market ("Nasdaq"). If the requisite approvals are obtained and the Board elects to proceed with the Share Consolidation, the Share Consolidation will take place at a time to be determined by the Board through one or more consolidations, subject to the Act. No further action on the part of Shareholders would be required in order for the Board to implement the Share Consolidation. Shareholders will be notified and registered shareholders will receive a letter of transmittal containing instructions for exchange of their share certificates in connection with each consolidation. The special resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so.

Following a vote by the Board to implement the Share Consolidation, the Corporation will file articles of amendment with the director under the Act to amend the Corporation's articles. A particular consolidation will become effective on the date shown in the certificate of amendment issued by the director under the Act in connection with such consolidation or such other date indicated in the articles of amendment.

Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Share Consolidation Resolution authorizing the Board to elect, in its discretion, to file the Articles of Amendment giving effect to the Share Consolidation. The Share Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present, or represented by proxy, at the Meeting. The full text of the Share Consolidation Resolution is as follows:

"BE IT RESOLVED, as a special resolution of the shareholders of Akanda Corp. (the "Corporation"), that:

1.	the Articles of the Corporation be amended to change the number of issued and outstanding common shares of the Corporation by consolidating the issued and outstanding common shares of the Corporation on the basis of a ratio to be selected by the board of directors of the Corporation (the "Board"), in its sole discretion, within a range between 10 pre-consolidation common shares of the Corporation for one (1) post-consolidation common share of the Corporation and 100 pre-consolidation common shares of the Corporation for one (1) post-consolidation common share of the Corporation (the "Share Consolidation"), with such Share Consolidation to be effected through one or more consolidations, in the sole discretion of the Board, provided, (A) that the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-Share Consolidation common shares of the Corporation for one (1) post-Share Consolidation common share of the Corporation, and (B) such Share Consolidation occurs prior to the earlier of the 12 month anniversary of the date of this resolution and the next annual meeting of shareholders of the Corporation, with such amendment(s) to become effective at a date or dates in the future to be determined by the Board in its sole discretion if and when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation, all as more fully described in the management information circular of the Corporation dated November 1, 2022 (the "Circular"), and subject to all necessary stock exchange approvals;

7

2.	the amendment(s) to the Articles of the Corporation giving effect to the Share Consolidation will provide that no fractional common share will be issued but the number of common shares to be received by a Shareholder shall be rounded down to the nearest whole common share in the event that such Shareholder would otherwise be entitled to a receive fractional common share;

3.	any director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be executed and delivered one or more articles of amendment of the Corporation to the director under the Business Corporations Act (Ontario) and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

4.	notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Corporation, the Board may, in its sole discretion (including in the circumstances described in the Circular), revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the common shares of the Corporation; and

5.	any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

To be effective, the Share Consolidation Resolution must be approved by special resolution, being the affirmative vote of at least two-thirds (66 2/3%) of the votes cast with respect to the Share Consolidation Resolution by Shareholders present in person or represented by proxy at the Meeting.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the Incentive Plan Resolution.

Effects of the Share Consolidation

General

If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio selected by the Board. At the close of business on the Record Date, it is expected that there will be approximately 34,037,379 Common Shares issued and outstanding. For illustrative purposes only, the following table sets forth, based on the number of Common Shares expected to be issued and outstanding as of the Record Date, the number of Common Shares that would be issued and outstanding (disregarding any resulting fractional Common Shares and subject to any issuances occurring after the Record Date) following the implementation of the Share Consolidation, at various consolidation ratios:

Share Consolidation Ratio	Common Shares Outstanding
10 pre-consolidation Common Shares for one (1) post-consolidation Common Share	3,403,737
50 pre-consolidation Common Shares for one (1) post-consolidation Common Share	680,747
100 pre-consolidation Common Shares for one (1) post-consolidation Common Share	340,373

8

The Corporation does not expect the Share Consolidation itself to have any economic effect on holders of Common Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional Common Shares. See "No Fractional Shares" below.

The Share Consolidation may be completed via one or more consolidations, through the filing of Articles of Amendment, provided that that the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-Share Consolidation Common Shares for one (1) post-Share Consolidation Common Share. For example, if the Board elected to effect the Share Consolidation via two separate consolidations and the first consolidation was completed on the basis of 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share, the maximum consolidation ratio the Board would be authorized to select for the second consolidation would be 10 pre-consolidation Common Shares per one (1) post-consolidation Common Share.

The Share Consolidation will not affect the listing of the Common Shares on the Nasdaq. Following the Share Consolidation, it is expected that the Common Shares will continue to be listed on the Nasdaq under the symbol "AKAN". Following each consolidation the Common Shares will be assigned new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of any consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of such consolidation. The number of registered Shareholders is not expected to be affected by any consolidation (except to the extent resulting from the elimination of post-consolidation fractional shares). For example, if the selected consolidation ratio for a particular consolidation is 20 pre-consolidation Common Shares per one (1) post-consolidation Common Share a Shareholder that holds less than 20 pre-consolidation Common Shares may cease to hold any Common Shares following such consolidation.

The exercise or conversion price and the number of Common Shares issuable under any outstanding convertible securities of the Corporation, including outstanding stock options, will be adjusted in accordance with their respective terms on the same basis as any consolidation.

Effect on Beneficial Shareholders

Beneficial Shareholders (i.e. non-registered Shareholders) holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing a consolidation than those that will be put in place by the Corporation for registered Shareholders. If Shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

9

Effect of the Share Consolidation on Convertible Securities

The exercise or conversion price and/or the number of Common Shares issuable under any of the Corporation's outstanding convertible securities, including under outstanding stock options, warrants, rights and any other similar securities will be proportionately adjusted upon the implementation of any consolidation, in accordance with the terms of such securities, based on the Share Consolidation ratio.

Effect on Share Certificates

If the Share Consolidation is approved by Shareholders and subsequently implemented through one or more consolidations, in connection with each consolidation, those registered Shareholders who will hold at least one post-consolidation Common Share will be required to exchange their share certificates representing pre-consolidation Common Shares for share certificates representing post-consolidation Common Shares following each consolidation or, alternatively, a Direct Registration System ("DRS") Advice/Statement representing the number of post-consolidation Common Shares they hold following each consolidation. The DRS is an electronic registration system which allows Shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

If the Share Consolidation is implemented through one or more consolidations, the Corporation (or its transfer agent) will mail to each registered Shareholder a letter of transmittal in connection with each consolidation. Each registered Shareholder must complete and sign a letter of transmittal after the applicable consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered Shareholder's pre-consolidation Common Shares. The transfer agent will send to each registered Shareholder who follows the instructions provided in the letter of transmittal a share certificate representing the number of post-consolidation Common Shares to which the registered Shareholder is entitled rounded down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of post-consolidation Common Shares the registered Shareholder holds following the applicable consolidation. Beneficial Shareholders (i.e. non-registered Shareholders) who hold their Common Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Share Consolidation will be processed should contact their intermediaries with respect to the Share Consolidation. See "Effect on Beneficial Shareholders" above.

Until surrendered to the transfer agent, each share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of post-consolidation Common Shares to which the registered Shareholder is entitled as a result of the applicable consolidation. Until registered Shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their share certificate(s) for exchange, registered Shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the applicable consolidation.

Any registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to the Corporation's transfer agent is the responsibility of the registered Shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

10

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued in connection with any consolidation and no cash will be paid in lieu of fractional post-consolidation Common Shares. In the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon the occurrence of a consolidation, such fraction will be rounded down to the nearest whole number. In calculating such fractional interest, all post-Consolidation Common Shares held by a beneficial holder(s) shall be aggregated.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to any proposed consolidation.

Accounting Consequences

If the Share Consolidation is implemented through one or more consolidations, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the applicable consolidation took effect would be recast to give retroactive effect to such consolidations.

Nasdaq Approval

Assuming shareholder approval is received at the Meeting, and assuming that the Board determines to proceed with the Share Consolidation, the Share Consolidation will be subject to acceptance by the Nasdaq, and confirmation that, on a post-Share Consolidation basis, the Corporation would meet all of the Nasdaq's applicable continuous listing requirements. If the Nasdaq does not accept the Share Consolidation, the Corporation will not proceed with the Share Consolidation.

Risks Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation's financial and operational results, its financial position, including its liquidity and capital resources, the development of its operations, industry conditions, the market's perception of the Corporation's business and other factors, which are unrelated to the number of Common Shares outstanding.

The market price of the Common Shares immediately following the implementation of any consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of such consolidation multiplied by the applicable consolidation ratio but there is no assurance that the anticipated market price immediately following the implementation of any consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of any consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of any consolidation.

11

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Share Consolidation will achieve this result.

If the Share Consolidation is implemented through one or more consolidations and the market price of the Common Shares (adjusted to reflect the applicable consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Corporation's overall market capitalization may be greater than would have occurred if any such consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company's shares following a consolidation may be lower than they were before the consolidation took effect. The reduced number of Common Shares that would be outstanding after any consolidation is implemented could adversely affect the liquidity of the Common Shares.

Any consolidation may result in some Shareholders owning "odd lots" of fewer than 100 Common Shares on a post-consolidation basis. Odd lot Common Shares may be more difficult to sell, or may attract greater transaction costs per Common Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in "round lots" of even multiples of 100 Common Shares.

Tax Considerations

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF ANY CANADIAN OR U.S. FEDERAL, PROVINCIAL, STATE, LOCAL, FOREIGN AND/OR OTHER TAX LAWS.

Approval of the 2021 Equity Incentive Plan

The 2021 equity incentive plan of the Corporation was adopted by the Board on August 6, 2021 (the "Equity Incentive Plan"). The Equity Incentive Plan provides that the aggregate number of Common Shares reserved for issuance pursuant to incentive stock options, non-incentive stock options, restricted share unit awards and any other awards (collectively, "Awards") granted under such plan (together with all Common Shares issuable pursuant to previous stock option plans) shall not exceed 20% of the issued and outstanding Common Shares from time to time. Shareholders will be asked at the Meeting to consider and, if deemed advisable, confirm and approve the Equity Incentive Plan.

See "Description of the Equity Incentive Plan" for further details concerning the Equity Incentive Plan. The information related to the Equity Incentive Plan in this Information Circular is intended as a summary only and is qualified in its entirety by reference to the Equity Incentive Plan which is attached as Schedule "B" to this Information Circular.

At the Meeting, Shareholders will be asked to consider, and, if deemed appropriate, approve, with or without variation, a resolution (the "Incentive Plan Resolution") confirming and approving the Equity Incentive Plan. The text of the Incentive Plan Resolution is as follows:

12

"BE IT RESOLVED, as an ordinary resolution of the shareholders of Akanda Corp. (the "Corporation"), that:

1.	the 2021 equity incentive plan of the Corporation, attached as Schedule "B" to the management information circular of the Corporation dated November 1, 2022 (the "Equity Incentive Plan"), is hereby confirmed and approved;

2.	that number of common shares in the capital of the Corporation that are issuable pursuant to the Equity Incentive Plan are hereby allotted, set aside and reserved for issuance pursuant thereto;

3.	all previous grants of awards under the Equity Incentive Plan are hereby confirmed, ratified and approved; and

4.	any one director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign and deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the Nasdaq Capital Market, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing."

To be effective, the Incentive Plan Resolution must be approved by the affirmative vote of not less than a simple majority of the votes cast by the holders of Common Shares present in person or by proxy at the Meeting.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the Incentive Plan Resolution.

Description of the Equity Incentive Plan

The material features of the Equity Incentive Plan are described below. The following description of the Equity Incentive Plan is a summary only and is qualified in its entirety by reference to the complete text of the Equity Incentive Plan. Shareholders are urged to read the actual text of the Equity Incentive Plan in its entirety, which is appended as Schedule "B" to this Information Circular.

General. The Equity Incentive Plan provides for the grant of incentive stock options to the Corporation's employees and for the grant of non-incentive stock options, stock appreciation rights, restricted share unit awards, and other forms of awards to the Corporation's employees, directors and consultants.

Authorized Shares. The maximum number of shares that may be issued under the Equity Incentive Plan is 20% of the Corporation's total issued and outstanding Common Shares from time to time. The Equity Incentive Plan is considered an “evergreen” plan, since the shares covered by Awards which have been exercised or terminated shall be available for subsequent grants under the plan and the number of Awards available to grant increases as the number of issued and outstanding shares increases. To the extent any Awards under the Equity Incentive Plan are exercised, terminate or are cancelled for any reason prior to exercise in full, any shares subject to such Awards shall be added back to the number of shares reserved for issuance under the Equity Incentive Plan and will again become available for issuance pursuant to the exercise of Awards granted under the Equity Incentive Plan. Additionally, shares issued pursuant to Awards under the Equity Incentive Plan that are repurchased or that are forfeited, as well as shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award, become available for future grant under the Equity Incentive Plan.

13

Plan Administration. The Board, or a duly authorized committee of the Board, administers the Equity Incentive Plan. The Board may also delegate to one or more officers of the Corporation the authority to (1) designate employees (other than officers) to receive specified Awards and (2) determine the number of shares subject to such Awards. Under the Equity Incentive Plan, the Board has the authority to determine the terms of Awards, including recipients, the exercise, purchase or strike price of Awards, if any, the number of shares subject to each Award, the fair market value of a share, the vesting schedule applicable to the Awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the Award and the terms of the Award agreements.

Stock Options. Incentive stock options and non-incentive stock options are granted pursuant to stock option agreements adopted by the Board. The Board determines the exercise price for stock options, within the terms and conditions of the Equity Incentive Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share on the date of grant. Options granted under the Equity Incentive Plan vest at the rate specified in the stock option agreement as determined by the Board.

Restricted Share Unit Awards. Restricted share unit Awards are granted pursuant to restricted share unit Award agreements adopted by the Board. Restricted share unit Awards may be granted in consideration for any form of legal consideration that may be acceptable to the Board, or a duly authorized committee of the Board, and permissible under applicable law. A restricted share unit Award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the Board or in any other form of consideration set forth in the restricted share unit Award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted share unit Award. Except as otherwise provided in the applicable Award agreement, restricted share units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the Board. The Board determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of a share on the date of grant. A stock appreciation right granted under the Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the Board.

Other Awards. The Board may grant other awards based in whole or in part by reference to the shares. The Board will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a share split, reverse share split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the Equity Incentive Plan, and (2) the class and number of shares and exercise price, strike price or purchase price, if applicable, of all outstanding Awards.

Transactions. The Equity Incentive Plan provides that in the event of certain specified significant transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares outstanding prior to such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an Award agreement or other written agreement between us and the Award holder, the Board may take one or more of the following actions with respect to such Awards: (1) arrange for the assumption, continuation or substitution of an Award by a successor corporation, (2) arrange for the assignment of any reacquisition or repurchase rights held by the Corporation to a successor corporation, (3) accelerate the vesting, in whole or in part, of the Award and provide for its termination prior to the transaction, (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Corporation, (5) cancel or arrange for the cancellation of the Award prior to the transaction in exchange for a cash payment, if any, determined by the Board, or (6) make a payment, in the form determined by The Board, equal to the excess, if any, of the value of the property the participant would have received upon exercise of the Awards prior to the transaction over any exercise price payable by the participant in connection with the exercise.

14

Transferability. A participant may not transfer Awards under the Equity Incentive Plan other than by will, the laws of descent and distribution or as otherwise provided in the applicable Award agreement or other agreement between the participant and the Corporation or as otherwise expressly consented to by the Board.

Plan Amendment or Termination. The Board has the authority to amend, suspend or terminate the Equity Incentive Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of the Shareholders, if required by applicable law or listing requirements. No incentive stock options may be granted after the tenth anniversary of the date the Board adopted the Equity Incentive Plan. No Awards may be granted under the Equity Incentive Plan while it is suspended or after it is terminated.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in this Information Circular. If any other matter properly comes before the Meeting, the persons named in the Proxy will vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2021 and the MD&A. Shareholders who wish to obtain a copy of the financial statements of the Corporation and the MD&A should email a request to the Corporation at accounts@akandacorp.com, Attention: Financial Reporting.

15

SCHEDULE "A"

ORDINARY RESOLUTIONS OF THE SHAREHOLDERS OF AKANDA CORP.

CONFIRMATION AND APPROVAL OF THE ADVANCE NOTICE BY-LAW

WHEREAS the board of directors of Akanda Corp. (the "Corporation") adopted By-Law No. 2 of the Corporation (the "Advance Notice By-Law") on October 30, 2022;

AND WHEREAS a copy of the Advance Notice By-Law, attached hereto as Exhibit "1" to these resolutions, has been presented to the shareholders of the Corporation.

NOW THEREFORE BE IT RESOLVED THAT:

1.	The Advance Notice By-Law adopted by the board of directors of the Corporation, be confirmed and approved.

2.	In connection with the foregoing resolution and the matters herein approved, any one director or officer of the Corporation is hereby authorized and directed to do all such further acts and things and to execute, whether under corporate seal or otherwise, in the name of and on behalf of the Corporation, all such other confirmations, certificates, instruments, documents and writings (collectively, the "Documents"), and to do all such other acts and things as may be necessary or desirable to give effect to the Documents and the performance of the Corporation’s obligations in respect of the foregoing, with such changes and modifications thereto as such officer or director may, in his or her discretion, approve, which approval shall be conclusively evidenced by the execution of the Documents by such officer or director.

A-1

Exhibit "1" to Schedule "A"

Advance Noticed By-Law

(Please see attached)

A-2

AKANDA CORP.
(the "Corporation")

By-Law No. 2

A by-law relating to the advance notice of nominations of directors of the Corporation.

1.	Definitions

For the purposes of this By-law:

(a)	"Act" means the Business Corporations Act (Ontario), and any statute that may be substituted therefor, as from time to time amended;

(b)	"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada and the United States of America, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

(c)	"Articles" means the articles of the Corporation as defined in the Act;

(d)	"Board" means the board of directors of the Corporation; and

(e)	"public announcement" means disclosure in a press release reported by a national news service in Canada or the United States, as applicable, or in a document publicly filed by the Corporation under its profile on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov/edgar.

2.	Nomination Procedures

Subject only to the Act, the Articles and Applicable Securities Laws, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. For greater certainty, this By-law does not apply to (i) the appointment, by the Board, of a director to fill a vacancy on the Board, or (ii) the appointment, by the Board, of a director between annual meetings of the shareholders of the Corporation in accordance with the Articles and the by-laws of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders, if one of the purposes for which the special meeting was called is the election of directors:

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

A-3

(c)	by any person (a "Nominating Shareholder"):

(i)	who, at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting, if applicable, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and

(ii)	who complies with the notice procedures set forth below in this By-law.

In addition, a Nominating Shareholder may nominate one or more persons to be elected to the Board by way of written resolution in accordance with Section 104(1)(c) of the Act ("Election by Written Resolution") for so long as the Corporation is not an offering corporation (as defined in the Act) and only persons who are nominated in accordance with the following procedures shall be eligible for Election by Written Resolution.

3.	Timely Notice

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder or for a person to be eligible for Election by Written Resolution, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the head office of the Corporation in accordance with this By-law.

4.	Manner of Timely Notice

To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be given:

(a)	in the case of an annual meeting of shareholders, not less than 30, nor more than 65, days before the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement (the "Notice Date") of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day following the Notice Date;

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made; and

(c)	in the case of an Election by Written Resolution, not less than 30, nor more than 65, days before the date on which the nominee is to be elected to the Board.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

A-4

5.	Proper Form of Timely Notice

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (the "Proposed Nominee"):

(i)	the name, age, and province or state, and country of residence of the Proposed Nominee;

(ii)	the principal occupation, business or employment of the Proposed Nominee, both at present and within the five years preceding the date of the notice;

(iii)	whether the Proposed Nominee is a "resident Canadian" within the meaning of the Act;

(iv)	the number of securities of each class of voting securities of the Corporation or its subsidiaries which are beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)	a description of any agreement, arrangement or understanding between the Nominating Shareholder and the Proposed Nominee, or any affiliates or associates of, or any person acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee’s election as director;

(vi)	whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or its affiliates or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee; and

(vii)	any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b)	as to the Nominating Shareholder giving the notice, any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

Such notice must be accompanied by the written consent of each Proposed Nominee to being named as a nominee and to serve as a director, if elected. The Corporation may require any Proposed Nominee to furnish such other information as the Corporation may request to determine the eligibility of such Proposed Nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such Proposed Nominee.

A-5

6.	Notice to be Updated

To be considered timely and in proper written form, a Nominating Shareholder’s notice will be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct: (i) in the case of election at a meeting of shareholders, as of the record date for the meeting of shareholders; and (ii) in the case of an Election by Written Resolution, as of the proposed date of election.

7.	Eligibility for Nomination as a Director

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

8.	Delivery of Notice

Notwithstanding anything to the contrary in the by-laws, notice given to the Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for the purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary of the Corporation at the address of the head office of the Corporation; provided that if such delivery or electronic communication is made on a day that is not a business day or later than 5:00 p.m. (local time at the head office of the Corporation) on a day that is a business day, then such delivery or electronic communication shall be deemed to have been made on the first subsequent day that is a business day.

9.	Board Discretion

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

MADE by the Board on October 30, 2022.

(signed) "Tejinder Virk"
Name: Tejinder Virk
Title: Chief Executive Officer

A-6

SCHEDULE "B"

(Please see attached)

B-1

AKANDA CORP.

2021 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: AUGUST 6th , 2021

1.	GENERAL.

(a)            Eligible Award Recipients. Employees, Officers, Directors and Consultants are eligible to receive Awards.

(b)            Available Awards. The Plan provides for the grant of the following types of Awards: (i) Stock Options, and (ii) Restricted Share Unit Awards.

(c)            Purpose. The Plan, through the grant of Awards, is intended to help the Corporation secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Corporation and any Affiliate and provide a means by which the eligible recipients may benefit from increases in value of the Common Shares.

2.	ADMINISTRATION.

(a)            Administration by the Board. The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b)            Powers of the Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)            To determine (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Shares under the Award; (E) the number of Common Shares subject to, or the cash value of, an Award.

(ii)            To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it will deem necessary or expedient to make the Plan or Award fully effective.

(iii)            To settle all controversies regarding the Plan and Awards granted under it.

(iv)            To accelerate, in whole or in part, the time at which an Award may be exercised or vest (or the time at which cash or Common Shares may be issued in settlement thereof).

(v)            To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or an Award Agreement, suspension or termination of the Plan will not impair a Participant’s rights under the Participant’s then-outstanding Award without the Participant’s written consent except as provided in subsection (viii) below.

B-2

(vi)            To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or bringing the Plan or Awards granted under the Plan into compliance with the requirements for Incentive Stock Options or ensuring that they are exempt from, or compliant with, the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. If required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Corporation will seek shareholder approval of any amendment of the Plan that (A) materially increases the number of Common Shares available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan, (D) materially reduces the price at which Common Shares may be issued or purchased under the Plan, (E) materially extends the term of the Plan, or (F) materially expands the types of Awards available for issuance under the Plan. Except as otherwise provided in the Plan or an Award Agreement, no amendment of the Plan will materially impair a Participant’s rights under an outstanding Award without the Participant’s written consent.

(vii)            To submit any amendment to the Plan for shareholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 422 of the Code regarding Incentive Stock Options.

(viii)            To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that a Participant’s rights under any Award will not be impaired by any such amendment unless (A) the Corporation requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, (1) a Participant’s rights will not be deemed to have been impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights, and (2) subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant’s consent (A) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (C) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code; or (D) to comply with other applicable laws or listing requirements.

(ix)            Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Corporation and that are not in conflict with the provisions of the Plan or Awards.

(x)            To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Officers, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement that are required for compliance with the laws of the relevant foreign jurisdiction).

(xi)            To effect, with the consent of any adversely affected Participant, (A) the reduction of the exercise, purchase or strike price of any outstanding Award; (B) the cancellation of any outstanding Award and the grant in substitution therefor of a new (1) Option, (2) Restricted Share Unit Award, and/or (3) Other Award, determined by the Board, in its sole discretion, with any such substituted award (x) covering the same or a different number of Common Shares as the cancelled Award and (y) granted under the Plan or another equity or compensatory plan of the Corporation; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

B-3

(c)            Delegation to Committee.

(i)            General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee, as applicable). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to the subcommittee. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(d)            Delegation to an Officer. The Board may delegate to one or more Officers the authority to do one or both of the following: (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by applicable law, other Awards) and, to the extent permitted by applicable law, the terms of such Awards, and (ii) determine the number of Common Shares to be subject to such Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the total number of Common Shares that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the form of Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. The Board may not delegate authority to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) to determine the Market Value pursuant to Section 14(w)(i)B below.

(e)            Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.	SHARES SUBJECT TO THE PLAN.

(a)            Share Reserve. Subject to Section 9(a) relating to Capitalization Adjustments and any subsequent amendment to this Plan, the aggregate number of shares reserved for issuance pursuant to Awards granted under this Plan, including any options granted under previous stock option plans outstanding as of the date of this Plan, shall not exceed 20% of the Corporation’s total issued and outstanding Common Shares from time to time. This Plan is considered an “evergreen” plan, since the shares covered by Awards which have been exercised or terminated shall be available for subsequent grants under the Plan and the number of Awards available to grant increases as the number of issued and outstanding Shares increases.

(b)            To the extent any Awards (or portion(s) thereof) under this Plan are exercised, terminate or are cancelled for any reason prior to exercise in full, any shares subject to such Awards (or portion(s) thereof) shall be added back to the number of shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)            Any shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

B-4

(d)            For clarity, the Share Reserve in this Section 3(a) is a limitation on the number of Common Shares that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of SAR Awards or any Other Award not involving, whether by election or otherwise, the issuance of Common Shares to the Participant.

(e)            Reversion of Shares to the Share Reserve. If an Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than stock), such expiration, termination or settlement will not reduce (or otherwise offset) the number of Common Shares that may be available for issuance under the Plan. If any Common Shares issued pursuant to an Award are forfeited back to or repurchased by the Corporation because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the Plan. Any shares reacquired by the Corporation in satisfaction of tax withholding obligations on an Award or as consideration for the exercise or purchase price of an Award will again become available for issuance under the Plan.

(f)            Source of Shares. The shares issuable under the Plan will be shares of authorized but unissued Common Shares.

4.	ELIGIBILITY.

(a)            Eligibility for Specific Awards. Incentive Stock Options may be granted only to applicable employees of the Corporation or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Awards other than Incentive Stock Options may be granted to Employees, Officers, Directors and Consultants.

(b)            Ten Percent Shareholders. A Ten Percent Shareholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Market Value on the date of grant and the Option is not exercisable after the expiration of five years from the date of grant.

5.	PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Non-Incentive Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for Common Shares purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Non-Incentive Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a)            Term. Subject to the provisions of Section 4(b) regarding Ten Percent Shareholders, no Option or SAR will be exercisable after the expiration of 10 years from the date of its grant or such shorter period specified in the Award Agreement.

(b)            Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Shareholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Market Value of the Common Shares subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Market Value of the Common Shares subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction; provided that such grant is permitted under applicable Securities Laws and Stock Exchange Rules and, to the extent relevant to the Participant, is made in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in Common Share equivalents.

B-5

(c)            Purchase Price for Options. The purchase price of Common Shares acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Corporation to use a particular method of payment. The permitted methods of payment are as follows:

(i)            by cash, certified cheque, bank draft or money order payable to the Corporation;

(ii)            if an Option is a Non-Incentive Stock Option, by a “net exercise” arrangement pursuant to which the Corporation will reduce the number of Common Shares issuable upon exercise by the largest whole number of shares with a Market Value that does not exceed the aggregate exercise price; provided, however, that the Corporation will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Common Shares will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the “net exercise,” (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(iii)            in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Agreement.

(d)            Exercise and Payment of a SAR. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Corporation in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Market Value (on the date of the exercise of the SAR) of a number of Common Shares equal to the number of Common Share equivalents in which the Participant is vested under such SAR, and with respect to which the Participant is exercising the SAR on such date, over (B) the aggregate strike price of the number of Common Share equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Shares, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Award Agreement evidencing such SAR.

(e)            Transferability of Options and SARs. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Corporation or as otherwise expressly consented to by the Board, Options and SARs shall not be assignable, transferable or negotiable (whether by operation of law or otherwise) and may not be assigned or transferred other than by will or the laws of descent and distribution.

(f)            Vesting Generally. The total number of Common Shares subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of performance goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of Common Shares as to which an Option or SAR may be exercised.

B-6

(g)            Termination of Continuous Service. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Corporation, if a Participant’s Continuous Service terminates (other than for Cause and other than upon the Participant’s death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date ninety (90) days following the termination of the Participant’s Continuous Service (or such longer or shorter period specified in the applicable Award Agreement, which period will not be less than 30 days if necessary to comply with applicable laws unless such termination is for Cause) and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR will terminate.

(h)            Disability of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Corporation, if a Participant’s Continuous Service terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement, which period will not be less than six months if necessary to comply with applicable laws unless such termination is for Cause), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(i)            Death of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Corporation, if (i) a Participant’s Continuous Service terminates as a result of the Participant’s death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement for exercisability after the termination of the Participant’s Continuous Service (for a reason other than death), then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant’s estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant’s death, but only within the period ending on the earlier of (i) the date 12 months following the date of death (or such longer or shorter period specified in the Award Agreement, which period will not be less than six months if necessary to comply with applicable laws unless such termination is for Cause), and (ii) the expiration of the term of such Option or SAR as set forth in the Award Agreement. If, after the Participant’s death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j)            Termination for Cause. Except as explicitly provided otherwise in a Participant’s Award Agreement or other individual written agreement between the Corporation or any Affiliate and the Participant, if a Participant’s Continuous Service is terminated for Cause, the Option or SAR will terminate immediately upon such Participant’s termination of Continuous Service, and the Participant will be prohibited from exercising his or her Option or SAR from and after the date of such termination of Continuous Service.

B-7

(k)            Non-Exempt Employees. If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any Common Shares until at least six months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant’s retirement (as such term may be defined in the Participant’s Award Agreement, in another agreement between the Participant and the Corporation, or, if no such definition, in accordance with the Corporation’s then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Award will be exempt from the employee’s regular rate of pay, the provisions of this Section will apply to all Awards and are hereby incorporated by reference into such Award Agreements.

(l)            Right of Repurchase. Subject to the “Repurchase Limitation” and any applicable Securities Laws and Stock Exchange Rules, the Option or SAR may include a provision whereby the Corporation may elect to repurchase all or any part of the vested Common Shares acquired by the Participant pursuant to the exercise of the Option or SAR.

(m)            Right of First Refusal. Subject to any applicable Securities Laws and Stock Exchange Rules, the Option or SAR may include a provision whereby the Corporation may elect to exercise a right of first refusal following receipt of notice from the Participant of the intent to transfer all or any part of the Common Shares received upon the exercise of the Option. Such right of first refusal will be subject to the “Repurchase Limitation”. Except as expressly provided in this Section or in the Award Agreement, such right of first refusal will otherwise comply with any applicable provisions of the bylaws of the Corporation.

6.	PROVISIONS OF AWARDS OTHER THAN OPTIONS AND SARS.

(a)            Restricted Share Unit Awards. Each Restricted Share Unit Award Agreement will be in such form and will contain such terms and conditions as the will Board deem appropriate. The terms and conditions of Restricted Share Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Share Unit Award Agreements need not be identical. Each Restricted Share Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i)            Consideration. At the time of grant of a Restricted Share Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each Common Share subject to the Restricted Share Unit Award. The consideration to be paid (if any) by the Participant for each Common Share subject to a Restricted Share Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii)            Vesting. At the time of the grant of a Restricted Share Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Share Unit Award as it, in its sole discretion, deems appropriate.

(iii)            Payment. A Restricted Share Unit Award may be settled by the delivery of Common Shares, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Share Unit Award Agreement.

B-8

(iv)            Additional Restrictions. At the time of the grant of a Restricted Share Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the Common Shares (or their cash equivalent) subject to a Restricted Share Unit Award to a time after the vesting of such Restricted Share Unit Award.

(v)            Dividend Equivalents. Dividend equivalents may be credited in respect of Common Shares covered by a Restricted Share Unit Award, as determined by the Board and contained in the Restricted Share Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional Common Shares covered by the Restricted Share Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Share Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Share Unit Award Agreement to which they relate.

(vi)            Termination of Participant’s Continuous Service. Except as otherwise provided in the applicable Restricted Share Unit Award Agreement, such portion of the Restricted Share Unit Award that has not vested will be forfeited upon the Participant’s termination of Continuous Service.

(vii)            Compliance with Section 409A of the Code. Notwithstanding anything to the contrary set forth herein, any Restricted Share Unit Award granted under the Plan that is not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Restricted Share Unit Award will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Restricted Share Unit Award Agreement evidencing such Restricted Share Unit Award. For example, such restrictions may include, without limitation, a requirement that any Common Share that is to be issued in a year following the year in which the Restricted Share Unit Award vests must be issued in accordance with a fixed pre-determined schedule.

(b)            Other Awards. Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Shares, including the appreciation in value thereof may be granted either alone or in addition to Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of Common Shares (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

7.	COVENANTS OF THE COMPANY.

(a)            Availability of Shares. The Corporation will keep available at all times the number of Common Shares reasonably required to satisfy then-outstanding Awards.

(b)            Securities Law Compliance. The Corporation will seek to obtain from each securities commission or other regulatory body having jurisdiction over the Plan, as necessary, such authority as may be required to grant Awards and to issue and sell Common Shares upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Corporation to register or qualify by prospectus under applicable Securities Laws, the Plan, any Award or any Common Shares issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Corporation is unable to obtain from any such regulatory commission or agency the authority that counsel for the Corporation deems necessary or advisable for the lawful issuance and sale of Common Shares under the Plan, the Corporation will be relieved from any liability for failure to issue and sell Common Shares upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Shares pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

B-9

(c)            No Obligation to Notify or Minimize Taxes. The Corporation will have no duty or obligation to any Participant to advise such holder as to the tax treatment or time or manner of exercising such Award. Furthermore, the Corporation will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Corporation has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

8.	MISCELLANEOUS.

(a)            Use of Proceeds from Sales of Common Shares. Proceeds from the sale of Common Shares pursuant to Awards will constitute general funds of the Corporation.

(b)            Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Corporation of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(c)            Shareholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Common Shares subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of Common Shares under, the Award pursuant to its terms, and (ii) the issuance of the Common Shares subject to the Award has been entered into the books and records of the Corporation.

(d)            No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Corporation or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Corporation or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Corporation or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Corporation or an Affiliate, and any applicable provisions of the corporate law of the state of foreign jurisdiction in which the Corporation or the Affiliate is domiciled or incorporated, as the case may be.

(e)            Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Corporation and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Corporation and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

B-10

(f)            Incentive Stock Option Limitations. To the extent that the aggregate Market Value (determined at the time of grant) of Common Shares with respect to which Incentive Stock Options are exercisable for the first time by any Option holder during any calendar year (under all plans of the Corporation and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Non-Incentive Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g)            Investment Assurances. The Corporation may require a Participant, as a condition of exercising or acquiring Common Shares under any Award, (i) to give written assurances satisfactory to the Corporation as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Corporation who is knowledgeable and experienced in financial and business matters and that the Participant is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award; and (ii) to give written assurances satisfactory to the Corporation stating that the Participant is acquiring Common Shares subject to the Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Shares. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if as to any particular requirement, a determination is made by counsel for the Corporation that such requirement need not be met in the circumstances under the then applicable Securities Laws. The Corporation may, upon advice of counsel to the Corporation, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable Securities Laws, including, but not limited to, legends restricting the transfer of the Common Shares.

(h)            Withholding Obligations. Unless prohibited by the terms of an Award Agreement, the Corporation may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding Common Shares from the Common Shares issued or otherwise issuable to the Participant in connection with the Award; provided, however, that no Common Shares are withheld with a value exceeding the maximum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(i)            Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Shares or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Corporation. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

B-11

(j)            Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Corporation is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Corporation’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired Common Shares or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to voluntary terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Corporation.

(k)            Compliance with Section 409A of the Code. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the Common Shares are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump-sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(l)            Repurchase Limitation. The terms of any repurchase right will be specified in the Award Agreement. Subject to any applicable Securities Laws and Stock Exchange Rules, the repurchase price for vested Common Shares will be the Market Value of the Common Shares on the date of repurchase. Subject to any applicable Securities Laws and Stock Exchange Rules, the repurchase price for unvested Common Shares will be the lower of (i) the Market Value of the Common Shares on the date of repurchase or (ii) their original purchase price. However, the Corporation will not exercise its repurchase right until at least six months (or such longer or shorter period of time necessary to avoid classification of the Award as a liability for financial accounting purposes) have elapsed following delivery of Common Shares subject to the Award, unless otherwise specifically provided by the Board.

9.	ADJUSTMENTS UPON CHANGES IN COMMON SHARES; OTHER CORPORATE EVENTS.

(a)            Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), and (ii)  the class(es) and number of securities and price per share subject to outstanding Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b)            Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Corporation, all outstanding Awards (other than Awards consisting of vested and outstanding Common Shares not subject to a forfeiture condition or the Corporation’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the Common Shares subject to the Corporation’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Corporation notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may, in its sole discretion, cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

B-12

(c)            Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Corporation or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award. In the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board may take one or more of the following actions with respect to Awards, contingent upon the closing or completion of the Corporate Transaction:

(i)            arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Award or to substitute a similar stock award for the Award (including, but not limited to, an award to acquire the same consideration paid to the shareholders of the Corporation pursuant to the Corporate Transaction);

(ii)            arrange for the assignment of any reacquisition or repurchase rights held by the Corporation in respect of Common Shares issued pursuant to the Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii)            accelerate the vesting, in whole or in part, of the Award (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective date of the Corporate Transaction), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction; provided, however, that the Board may require Participants to complete and deliver to the Corporation a notice of exercise before the effective date of a Corporate Transaction, which exercise is contingent upon the effectiveness of such Corporate Transaction;

(iv)            arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Corporation with respect to the Award;

(v)            cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration (including no consideration) as the Board, in its sole discretion, may consider appropriate; and

(vi)            make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Award immediately prior to the effective time of the Corporate Transaction, over (B) any exercise price payable by such holder in connection with such exercise. For clarity, this payment may be zero ($0) if the value of the property is equal to or less than the exercise price. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of the Corporation’s Common Shares in connection with the Corporate Transaction is delayed as a result of escrows, earn outs, holdbacks or any other contingencies.

The Board need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of an Award.

(d)            Change in Control. An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Award Agreement for such Award or as may be provided in any other written agreement between the Corporation or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

B-13

10.	PLAN TERM; EARLIER TERMINATION OR SUSPENSION OF THE PLAN.

(a)            Plan Term. The Board may suspend or terminate the Plan at any time. No Incentive Stock Option will be granted after the tenth anniversary of the earlier of (i) the Adoption Date, or (ii) the date the Plan is approved by the shareholders of the Corporation. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b)            No Impairment of Rights. Suspension or termination of the Plan will not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan.

11.	ASSIGNMENT OF RIGHTS.

Any and all rights under Awards and Award Agreements shall not be assignable, transferable or negotiable (whether by operation of law or otherwise) by the Participant and may not be assigned or transferred other than by transmission by will or the laws of descent and distribution.

12.	EFFECTIVE DATE OF PLAN.

This Plan, as amended and restated, will become effective on the Effective Date.

13.	CHOICE OF LAW.

The laws of the Province of Ontario will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that province's conflict of laws rules.

14.	DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)            “Adoption Date” means July ___, 2021, which is the date the Plan was adopted by the Board.

(b)            “Affiliate” means, at the time of determination, any “affiliate” of the Corporation, as such term is defined in the Business Corporations Act (Ontario).

(c)            “Award” means any right to receive Common Shares granted under the Plan, including an Incentive Stock Option, a Non-Incentive Stock Option, a Restricted Share Unit Award or any Other Award.

(d)            “Award Agreement” means a written agreement between the Corporation and a Participant evidencing the terms and conditions of an Award.

(e)            “Award Agreement” means a written agreement between the Corporation and a Participant evidencing the terms and conditions of an Award grant. Each Award Agreement will be subject to the terms and conditions of the Plan.

(f)            “Board” means the Board of Directors of the Corporation.

(g)            “Capital Stock” means each and every class of common stock of the Corporation, regardless of the number of votes per share.

B-14

(h)            “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Shares subject to the Plan or subject to any Award after the Adoption Date without the receipt of consideration by the Corporation through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Corporation will not be treated as a Capitalization Adjustment.

(i)            “Cause” will have the meaning ascribed to such term in any written agreement between the Participant and the Corporation defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of Canada, the United States or any province or state thereof; (ii) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Corporation; (iii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Corporation or of any statutory duty owed to the Corporation; (iv) such Participant’s unauthorized use or disclosure of the Corporation’s confidential information or trade secrets; or (v) such Participant’s gross misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Corporation, in its sole discretion. Any determination by the Corporation that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Corporation or such Participant for any other purpose.

(j)            “Change of Control” means the occurrence of one or more of the following events:

(i)            any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (Ontario), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast more than 50% of the votes attaching to all shares of the Company which may be cast to elect directors of the Company (the “Company Voting Securities”); provided, however, that the event described in this paragraph (i) shall not be deemed to be a Change of Control by virtue of any of the following acquisitions of Company Voting Securities:

A.            by the Company or any subsidiary;

B.            by any employee benefit plan sponsored or maintained by the Company or any subsidiary;

C.            by any underwriter temporarily holding securities pursuant to an offering of such securities;

D.            pursuant to a Non-Qualifying Transaction (as defined in paragraph (i)); or

E.            from the Company pursuant to a transaction (other than one described in paragraph (ii)), if a majority of the directors approve a resolution providing expressly that the acquisition pursuant to this clause E shall not constitute a Change of Control under this paragraph (i);

B-15

(ii)            the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries (a “Business Combination”), unless immediately following such Business Combination:

A.            Company Voting Securities that were outstanding immediately prior to the consummation of such Business Combination (or, if applicable, securities into or for which such Company Voting Securities were converted or exchanged pursuant to such Business Combination) represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of (1) the entity resulting from such Business Combination (the “Surviving Entity”), or (2) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Entity (the “Parent Entity”); or

B.            no person (other than any employee benefit plan sponsored or maintained by the Surviving Entity or the Parent Entity) is the beneficial owner, directly or indirectly, of 50% or more of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity);

(any Business Combination which satisfies all of the criteria specified in A, or B above shall be deemed to be a “Non-Qualifying Transaction”);

(iii)            the approval by the Board or shareholders of the Company of a complete liquidation or dissolution of the Company; or

(iv)            a sale or other disposition of all or substantially all of the property or assets of the Company, other than to an affiliate within the meaning of the Securities Act (Ontario) or pursuant to a Non-Qualifying Transaction.

(k)            “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(l)            “Committee” means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(m)            “Common Shares” means the class of Common Shares of the Corporation.

(n)            “Consultant” means any person, including an advisor, who is engaged by the Corporation or an Affiliate to render consulting or advisory services pursuant to a written consulting agreement, and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan.

(o)            “Continuous Service” means that the Participant’s service with the Corporation or an Affiliate, whether as an Employee, Officer, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Corporation or an Affiliate as an Employee, Officer, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Corporation or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board in its sole discretion, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Corporation, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Corporation, an Affiliate, or their successors. In addition, to the extent required for exemption from or compliance with Section 409A of the Code, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

B-16

(p)            “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)            a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Corporation and its Subsidiaries;

(ii)            a sale or other disposition of more than 50% of the outstanding securities of the Corporation;

(iii)            a merger, consolidation or similar transaction following which the Corporation is not the surviving corporation; or

(iv)            a merger, consolidation or similar transaction following which the Corporation is the surviving corporation but the Common Shares outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(q)            “Corporation” means Akanda Corp., an Ontario business corporation.

(r)            “Director” means a member of the Board.

(s)            “Disability” means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months, and will be determined by the Board on the basis of such medical evidence as the Board deems reasonable under the circumstances.

(t)            “Effective Date” means the effective date of this Plan, which is the earlier of (i) the date that this Plan is first approved by the Corporation’s shareholders, and (ii) the date this Plan is adopted by the Board.

(u)            “Employee” means any person employed by the Corporation or an Affiliate.

(v)            “Entity” means a corporation, partnership, limited liability company or other entity.

(w)            “Market Value” means,

(i)            as of the date of grant of an Award, the value of the Common Shares determined as follows:

A.            If the Common Shares are listed on the Stock Exchange or traded on any other established market, the Market Value of a Common Share will be, unless otherwise determined by the Board, the greater of the closing market prices of the underlying securities on (a) the trading day prior to the date of grant of the Award; and (b) the date of grant of the stock options, and

B.            In the absence of such markets for the Common Shares, the Market Value will be determined by the Board in good faith and in a manner that complies with Section 409A of the Code or, in the case of Incentive Stock Options, in compliance with Section 422 of the Code; and

(ii)            as of any other relevant date, the value of the Common Shares determined as follows:

A.            If the Common Shares are listed on the Stock Exchange or traded on any other established market, the Market Value of a Common Share will be, unless otherwise determined by the Board, the closing market price of the underlying securities on the trading day prior to such relevant date, and

B-17

B.            In the absence of such markets for the Common Shares, the Market Value will be determined by the Board in good faith and in a manner that complies with Section 409A of the Code or, in the case of Incentive Stock Options, in compliance with Section 422 of the Code.

(x)            “Incentive Stock Option” means an option granted pursuant to Section 5 of the Plan that is intended to be, and that qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(y)            “Insider” has the meaning given to such term in the Stock Exchange Rules, or if the Common Shares are not listed or posted for trading on the Stock Exchange, the meaning given under Securities Laws.

(z)            “Non-Incentive Stock Option” means an option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option, including an Incentive Stock Option granted to a person not subject to taxation on income under the laws of the United States.

(aa)          “Officer” means a person who is an officer of the Corporation.

(bb)          “Option” means an Incentive Stock Option or a Non-Incentive Stock Option to purchase Common Shares granted pursuant to the Plan.

(cc)          “Option Agreement” means a written agreement between the Corporation and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(dd)          “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ee)          “Other Award” means an award based in whole or in part by reference to the Common Shares which is granted pursuant to the terms and conditions of Section 6(b).

(ff)          “Other Award Agreement” means a written agreement between the Corporation and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(gg)          “Own,” “Owned,” “Owner,” “Ownership” A person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

B-18

(hh)          “Participant” means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(ii)            “Plan” means this Akanda Corp. 2021 Equity Incentive Plan.

(jj)          “Restricted Share Unit Award” means a right to receive Common Shares which is granted pursuant to the terms and conditions of Section 11.

(kk)          “Restricted Share Unit Award Agreement” means a written agreement between the Corporation and a holder of a Restricted Share Unit Award evidencing the terms and conditions of a Restricted Share Unit Award grant. Each Restricted Share Unit Award Agreement will be subject to the terms and conditions of the Plan.

(ll)          “Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

(mm)          “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Shares that is granted pursuant to the terms and conditions of Section 5.

(nn)          “Stock Appreciation Right Agreement” means a written agreement between the Corporation and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement will be subject to the terms and conditions of the Plan.

(oo)            “Stock Exchange” means the Nasdaq Stock Market.

(pp)          “Stock Exchange Rules” means the applicable rules and policies of the Stock Exchange, as such rules and policies may be amended, supplemented or replaced from time to time

(qq)          “Subsidiary” has the meaning given to it under the Business Corporations Act (Ontario).

(rr)          “Ten Percent Shareholder” means a person, who is subject to taxation on income under the laws of the United States, and who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of shares of the Corporation or any Affiliate.

B-19